UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: November 30, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS and Tsinghua Unigroup Agree to Form Joint-Venture and Terminate Earlier Private Placement Plan

Hsinchu, Taiwan - Nov. 30, 2016 - ChipMOS TECHNOLOGIES INC. (listed on the Taiwan Stock Exchange under Stock Ticker 8150 and on the NASDAQ under Stock Ticker IMOS; hereinafter “ChipMOS Taiwan” or “ChipMOS”) and Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) today announced an agreement to form a joint-venture and to mutually terminate Tsinghua Unigroup’s earlier private placement plan.

Under the joint-venture agreement, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”), a wholly owned subsidiary of ChipMOS Taiwan, will sell 54.98% of the equity interests of its wholly owned subsidiary, ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), to a group led by Tsinghua Unigroup (“strategic investors”), for approximately RMB 498.4 million (approximately NT$2,437 million or US$77 million). After the consummation of such equity interest transfer, ChipMOS BVI will own 45.02% of the equity interests of ChipMOS Shanghai, Tsinghua Unigroup through its subsidiary, Tibet Unigroup Guowei Investment Co., Ltd. (“Unigroup Guowei”) will own 48%, and other strategic investors, including a limited partnership owned by ChipMOS Shanghai’s employees will own 6.98%. The investment will be used to expand the capacity of and services offered by ChipMOS Shanghai. The joint-venture agreement has been approved by the Board of Directors of ChipMOS Taiwan.

S.J. Cheng, Chairman of ChipMOS, commented, “We are pleased to reach this joint-venture agreement with Tsinghua Unigroup, which has been at the forefront of the rapidly evolving global semiconductor value chain. As a leader of the semiconductor assembly and test segment, ChipMOS will be able to leverage our extensive expertise and relationships, R&D resources and technology roadmap to meet a critical need within the Tsinghua Unigroup portfolio as it works to meet expanding domestic China market. The joint-venture will allow us accelerate the planned expansion of ChipMOS Shanghai, while adding on new lines to given the higher demand we are seeing for our LCD driver ICs, touch driver, AMOLED, OLED and memory testing, assembly and bumping services. Tsinghua Unigroup is committed to actively supporting the company across its comprehensive semiconductor supply chain investment portfolio, as we work to mutually grow the sustainable revenue and profit of ChipMOS Shanghai over the long-term, while promoting the interests of all shareholders and employees.”

Details of Joint-Venture Agreement and Termination Agreement:

1.	A mutual agreement was reached between ChipMOS and Tsinghua Unigroup to terminate Tsinghua Unigroup’s participation in a planned private placement of ChipMOS Taiwan:

On December 11, 2015, the Board of Directors of ChipMOS Taiwan adopted a resolution to approve a private placement of common shares in which 299,252,000 private placement shares issued by ChipMOS Taiwan would be subscribed by a controlled entity of Tsinghua Unigroup at NT$ 40 per share, and ChipMOS Taiwan and Tsinghua Unigroup entered into the Share Subscription Agreement with other transaction documents on the same date. The aforementioned private placement was subsequently approved by a resolution of ChipMOS Taiwan’s shareholders meeting on January 28, 2016, and the subscriber, Tibet MaoYeChuangXin Investment LTD., also entered into another Share Subscription Agreement and other transaction documents with ChipMOS Taiwan.

All parties have agreed to mutually terminate the Share Subscription Agreement and other transaction documents. ChipMOS Taiwan held a Board meeting to terminate the aforementioned private placement, and entered into the Termination Agreement with Tsinghua Unigroup and the subscriber, respectively.

2.	Under the joint-venture agreement announced today, ChipMOS BVI, a wholly owned subsidiary of ChipMOS Taiwan, will sell 54.98% of the equity interests of its China subsidiary, ChipMOS Shanghai, to strategic investors led by Tsinghua Unigroup, and will further increase the capital of ChipMOS Shanghai with such strategic investors according to their respective shareholding ratio. The sale of the 54.98% equity interest is expected to result in a gain to ChipMOS Taiwan of approximately NT$2,288 million (approximately NT$2.67 per ChipMOS Taiwan share) upon the transaction’s close primarily due to a gain on the appreciation of fixed assets and land use rights.

ChipMOS BVI, a wholly owned subsidiary of ChipMOS Taiwan, originally owned 100% of equity interests of ChipMOS Shanghai. ChipMOS and ChipMOS BVI entered into the Equity Interest Purchase Agreement and the Agreement for China-Foreign Joint Venture with each strategic investor respectively, such as Unigroup Guowei, an indirectly wholly owned subsidiary of Tsinghua Unigroup, and the limited partnership owned by ChipMOS Shanghai’s employees, selling 54.98% of equity interests of ChipMOS Shanghai at the price of around RMB 498.4 million to strategic investors including Unigroup Guowei and others, and the limited partnership owned by ChipMOS Shanghai’s employees (hereinafter collectively as “Purchasers”). After the consummation of such equity interest transfer, ChipMOS BVI will own 45.02% of equity interests of ChipMOS Shanghai, Unigroup Guowei will own 48% of equity interests of ChipMOS Shanghai, and other strategic investors and the limited partnership owned by ChipMOS Shanghai’s employees will own 6.98% of equity interests of ChipMOS Shanghai. ChipMOS BVI will increase capital to ChipMOS Shanghai, by the funds obtained from selling equity interests of ChipMOS Shanghai, with the Purchasers according to their respective shareholding ratio, and except the foregoing funds, ChipMOS BVI does not inject any additional funds to ChipMOS Shanghai. ChipMOS Shanghai is expected to gain additional cash of approximately RMB 1,074.0 million from a capital increase after the deal closes.

S.J. Cheng, Chairman of ChipMOS, added, “We have been steadily ramping production at ChipMOS Shanghai as part of a three-year capacity expansion plan, which is aligned with the increasing customer demand levels for semiconductor testing and assembly services in Mainland China and our goal of achieving sustainable profitability at ChipMOS Shanghai. Other than the US$42 million capital contribution invested and US$33 million bank loan facility secured formerly, the additional RMB 1,074.0 million capital contribution will help us achieve our targeted economies of scale and our long-term goals. We are also pleased as the joint-venture structure brings powerful strategic partners to ChipMOS Shanghai in a structure that will benefit all shareholders.”

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. These risks and uncertainties include those discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS filed with the U.S. SEC.